UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File number: _____________

RICH MOUNTAIN ENTERPRISES LIMITED
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands
(Address of principal executive offices)

Wei Guo
35/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong
wei.guo@gmail.com
(908) 656-2539
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

U.S. Counsel for the Registrant
Robert Brantl
Counselor at Law
52 Mulligan Lane
Irvington, NY 10533
Tel:  (914) 693-3026

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None.	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement: 50,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this  filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board     ☐          Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☐

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY

Foreign Private Issuer Status

Rich Mountain Enterprises Limited (“we”, “our”, “us”, the “Company” or the “Registrant”) is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our ordinary shares, par value $1.00 per share (the “ordinary shares”), are held by non-United States citizens and residents, and our business is administered principally outside the United States (“U.S.”). As a result, we believe that we qualify as a “foreign private issuer” to register our class of ordinary shares using this Form 20-F and to continue to file our annual reports using Form 20-F.

Currency

The financial information presented in this Registration Statement is expressed in U.S. Dollars, and the financial data in this Registration Statement is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Name and Address	Title

Wei Guo 35/F Central Plaza 18 Harbour Road Wanchai, Hong Kong	President and Director

B.  Advisers

None.

C.  Auditors

Li & Company, PC, 178 Tamarack Circle, Skillman, NJ 08558

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3.  KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li and Company, PC is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3 of Form 20-F:

A.  Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, and other information included elsewhere in this Registration Statement.

Selected Financial Data	Amount
Net sales/operating revenues – Period from January 5, 2010 through February 28, 2010	$0
Net loss from operations – Period from January 5, 2010 through February 28, 2010	(8,100)
Net loss from operations per share – Period from January 5, 2010 through February 28, 2010	(0.16)
Total assets – as of February 28, 2010	$4,000
Net assets – as of February 28, 2010	$0

The Company has not declared any dividends on its ordinary shares since incorporation and does not anticipate that it will do so in the foreseeable future.

Exchange Rates

The official currency of the BVI is the U.S. Dollar. Therefore, disclosure of the exchange rate between the BVI and the U.S. is not applicable.

B.  Capitalization and Indebtedness

As of February 28, 2010, the Company’s capitalization was $50,000. At such date the Company had no debt.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable

D.  Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management’s personal pecuniary interest and its fiduciary duty to our shareholders. Further, our management’s own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. In addition, Wei Guo, our president and director, is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which he is, and may in the future be, affiliated may arise. We cannot assure you that additional conflicts of interest among us, our management and our shareholders will not develop.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are, and will continue to be, an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of an investment in the Company. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no definitive agreements or understandings with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting very limited time to the Company’s affairs in total. Mr. Guo has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay, or essentially preclude consummation of, an acquisition. Otherwise suitable acquisition prospects that do not have, or are unable to obtain, the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company outside the U.S., we will be subject to risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ, favorably or unfavorably, from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our ordinary shares, and liquidity of our ordinary shares is limited.

Our ordinary shares are not registered under the securities laws of any country, state or other jurisdiction, and accordingly there is no public trading market for our ordinary shares. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, our outstanding ordinary shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in your being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a foreign private investment company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a foreign private investment company, U.S. investors who invest in our securities may suffer adverse tax consequences. These consequences may include being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

The ability of our Board of Directors to issue shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board of Directors (the “Board of Directors”) may authorize the issuance of shares in one or more classes of shares without shareholder approval. The ability of our Board of Directors to issue additional shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.

Principles of BVI corporate law relating to such matters as the validity of the Company’s procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are obviously unreasonable may be declared null and void. In addition, in most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a director of a corporation to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and in the best interests of the corporation.

Further, BVI law does not protect the interests of the minority shareholders to the extent that the law in the U.S. protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board of Directors and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to the Company’s shareholders may be limited under BVI law.

The rights of our shareholders will be governed by the Memorandum and the Articles of Association of the Company (the “Articles”), as interpreted in accordance with the laws of the BVI.  Where any provision of any contractual arrangement between a shareholder and the Company or any third party is inconsistent with the provisions of the Memorandum and Articles of the Company, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against the Company.  Any remedies available to a shareholder of the Company may be limited to remedies available under BVI law and regulation, which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions’ laws and regulations.

Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act.  In addition, we are not currently obligated to comply with any corporate governance standards of a national securities exchange. Should we seek to list our ordinary shares on a national securities exchange, because of the exemptions available to foreign private issuers, shareholders may not be afforded the same protection or information generally available to shareholders holding shares in public companies organized in the U.S. and traded on a national securities exchange.

Our business will have no revenues unless and until we merge with, or acquire, an operating business.

We are a development stage company and have had no revenues from operations. We will not realize any revenues unless and until we successfully merge with, or acquire, an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of a maximum of 50,000 ordinary shares. Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of ordinary shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

The Company has conducted limited market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has conducted limited market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our shareholders.

Because we may seek to complete a business combination through a “reverse merger,” we may not be able to attract the attention of major brokerage firms following such a transaction.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our ordinary shares will be listed on NASDAQ or any other U.S. or foreign securities exchange.

Following a business combination and the completion of a registered offering of our ordinary shares, we may seek the listing of our ordinary shares on NASDAQ or the New York Stock Exchange AMEX. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our ordinary shares on either of those or any other stock exchange. After completing a business combination and registered offering, until our ordinary shares are listed on the NASDAQ or another stock exchange, we expect that our ordinary shares may be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our ordinary shares. In addition, we would be subject to an SEC rule that, if the issuer fails to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our ordinary shares, which may further affect their liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated in the BVI on January 5, 2010 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination but has made no efforts to date to identify a possible business combination. As a result, the Company has not conducted any negotiations nor entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.

The registered office of the Company is at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (908) 656-2539.

(1) Form of Acquisition

The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters.

The present shareholders of the Company will likely not have control of a majority of the ordinary shares of the Company following a reorganization transaction. As part of such a transaction, all or a majority of the Company’s directors may resign and new directors may be appointed without any vote by shareholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders. Management may seek to structure any such transaction so as not to require shareholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We presently have no employees apart from Mr. Guo. Mr. Guo is engaged in outside business activities, and will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(2) Reports to security holders

(a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(b) The Company will file reports with the SEC. The Company will be a reporting foreign private issuer and will comply with the requirements of the Exchange Act.

(c) The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

B.  Business Overview

The Company, based on its proposed business activities, is a “blank check” company. The SEC defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Securities Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has been, and will be undertaken by or under the supervision of the officers and directors of the Company. The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C.  Organizational Structure

NOT APPLICABLE

D.  Property, Plants and Equipment

The Company neither rents nor owns any properties.

ITEM 4A.UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being an SEC reporting company. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings from our shareholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i) filing of Exchange Act reports and other regulatory costs; and

(ii) costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our shareholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in an underwritten public offering.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B.  Liquidity and Capital Resources

The Company’s only internal and external sources of liquidity will be stock subscription receivables from our sole shareholder. The Company intends to obtain any additional working capital needed by requesting it from our sole shareholder. To form the Company and become registered with the SEC, an amount upwards of $38,100 will be spent. To date, the Company has incurred $8,100 of this estimated total and as of February 28, 2010 had negative working capital of approximately $4,000. As additional expenses are incurred, the Company shall obtain the necessary funds from its sole shareholder.

Operating expenses for periods subsequent to formation are estimated to be $20,000 or less per annum and will be funded by advances from our sole shareholder in the form of additional paid-in-capital. Cash and equivalents will be held in a U.S. domiciled bank account in either an interest bearing money market account or a non-interest bearing checking account.

C.  Research and Development, Patents and Licenses, etc.

NOT APPLICABLE

D.  Trend Information

NOT APPLICABLE

E.  Off-balance Sheet Arrangements

The Company presently has no off balance sheet commitments.

F.  Tabular Disclosure of Contractual Obligations

Payments due by Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	>5 years
Long-Term Debt Obligations	None.
Capital (Finance) Lease Obligations	None.
Operating Lease Obligations	None.
Purchase Obligations	None.
Other Long-Term Liabilities	None.
TOTAL	$-0-

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

On March 8, 2010, Mr. Nielsen resigned as sole director of our Company and Mr. Guo was appointed as sole director.

Our officers and directors are as follows:

Name	Age	Position
Wei Guo	51	President and Director

Wei Guo has more than 20 years of experience in the financial industry.  He has worked at both corporations and investment banking firms.

From August 2009 to the present, Mr. Guo has been a director of Northern Capital Limited, a firm which specializes in financial advisory services.  From January 2007 until August 2009, Mr. Guo was Director of China US Bridge Capital where he assisted Chinese companies with their efforts to become public companies in the Unites States.  Prior to joining US Bridge Capital in 2007, Mr. Guo was an independent investor from June 2002 until December 2006.  Mr. Guo invested in Chinese medical research and development projects.  From May 1998 until May 2002, Mr. Guo was Chief Representative at South China Securities Beijing Office.  At South China Securities Beijing Office, Mr. Guo managed investments in the pharmaceutical and IT industry and assisted with initial public offering projects.   Prior to joining South China Securities Beijing Representative Office in 2002, he was Assistant President at New Hope Group from July 1996 until April 1998.  At New Hope Group, Mr. Guo was in charge of investment activities and he was involved with initial public offerings.  Prior to joining New Hope Group in 1998, Mr. Guo was Vice President of Pharon Pharmaceutical Co., Ltd. from March 1990 until July 1996.

Mr. Guo received a BS from Shenyang Pharmaceutical University in 1982.

CURRENT BLANK CHECK COMPANY EXPERIENCE

As indicated below, members of the management also serve as officers and directors of:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
Ultra Glory International Ltd.	3/23/2010	Not effective	000-53914	None	Mr. Guo is President and Director
Super Champ Group Limited	N/A	Not effective	N/A	None	Mr. Guo is President and Director

B.  Compensation

None of the Company’s officers or directors has received any cash remuneration since inception. Commencing in 2011, non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a minimum amount of time to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

C.  Board Practices

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. Commencing in 2011, non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. No other directors shall receive compensation. Officers serve at the discretion of the Board of Directors.

D.  Employees

None.

E.  Share Ownership

Name	Number of Shares	Voting Rights	Percent of Voting Shares Outstanding	Percent of Non- Ordinary shares Outstanding
Wei Guo	-	-	-	-
Total					%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Name and Address	Number of Ordinary shares	Percent of Ordinary shares
Peter Buhl Nielsen RM 2301 World-Wide HSE 19 DES Voeux Road Central, Hong Kong	50,000	100%

B.  Related Party Transactions

On February 22, 2010, Mr. Nielsen, our sole shareholder made a stock subscription receivables payment for $8,100 in exchange for 50,000 ordinary shares.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li and Company, PC is included herein immediately preceding the financial statements and notes to the financial statements.

B.  Significant Changes

No significant change in the Company’s operations or financial condition has occurred since the date of the financial statements included in this Registration Statement.

ITEM 9.  THE OFFER AND LISTING

NOT APPLICABLE

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

See description of “Shares” in Item 10(B) below.

B.  Memorandum and Articles of Association

The Company was incorporated in the BVI under the BVI Business Companies Act of 2004 (the “BVI Act”) on January 5, 2010. Pursuant to the Memorandum, there are no restrictions on the business on which the Company may carry.

Directors

According to our Memorandum and Articles, there are no age limit requirements pertaining to the retirement or non-retirement of directors. Further, a director need not be a shareholder of the Company.

When a director of the Company is interested in a particular transaction of the Company, he shall disclose his interest to all other directors of the Company. The interested director may also (i) vote on a matter relating to the transaction, (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum, and (iii) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body or regarding the borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Shares

The Company is authorized to issue a maximum of 50,000 ordinary shares, par value $1.00 per share, all of which are issued and outstanding. Holders of ordinary shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of ordinary shares possess the right to an equal share in any dividend paid by the Company to the class of ordinary shares. Upon liquidation, each holder of ordinary shares is given the right to an equal share in the distribution of the surplus assets of the Company.

The Company may by resolution redeem, purchase or otherwise acquire all or any of the shares in the Company. However, the Company may not purchase, redeem or otherwise acquire the shares without the consent of the shareholders whose shares are to be purchased, redeemed or otherwise acquired unless no such consent is required by the Memorandum, the Articles or other applicable law. To effect a purchase, redemption or other acquisition of shares, a statement that the directors are satisfied on reasonable grounds that immediately after the acquisition the value of the Company’s assets will exceed its liability and the Company will be able to pay its debts as they fall due must appear in a resolution of directors. Shares purchased, acquired, or redeemed pursuant to the Articles may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled but remain available for reuse. All rights and obligations attached to treasury shares are suspended and are not exercisable by the Company while it remains held as such. Treasury shares may be transferred by the Company by resolution.

The Memorandum and the Articles have no provisions for surrender or sinking funds and for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of Shares.

Shareholder Meetings

Pursuant to the Articles, any director of the Company may convene shareholder meetings in such manner and places within or outside the BVI as the director considers necessary or desirable. The director convening a meeting shall not give less than two days notice of the meeting to those shareholders who are entitled to vote at the meeting and to the other directors. A shareholder entitled to exercise 51% or more of the voting rights in respect to the matter for which the meeting is requested may, upon written request, request that the directors convene a meeting of shareholders. Directors of the Company may attend any meeting of shareholders and any separate meeting of the holder of any class or series of the Company’s Shares.

Other Provisions

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the BVI may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a BVI company.

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their stockholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law, our board of directors can have broad authority to amend our memorandum and articles of association. Under our Memorandum and Articles of Association, our board of directors may amend our memorandum and articles of association by a resolution of directors so long as the amendment does not:

•	restrict the rights of the shareholders to amend the memorandum and articles of association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum and articles of association;

•	amend the memorandum and articles of association in circumstances where the memorandum and articles of association cannot be amended by the shareholders; or

•
amend the provisions of the articles of association pertaining to “rights of shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect unless otherwise provided in the memorandum and articles of association.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect.

Shareholder Proposals

Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. Under the BVI Act, shareholder approval is required when more than 50% of the company’s assets by value are being sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by resolution of directors and resolution of shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.  However, in order to vary the rights of shares, our Memorandum and Articles of Association provide for the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares in that class.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorised by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of stockholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits the minority stockholder to cast all the votes to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares in one or more series.

C.  Material Contracts

None.

D.  Exchange Controls

There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.  Taxation

There is currently no relevant capital gains tax, inheritance tax or gift tax in the BVI, and there is no taxation of income in the BVI.

There are no withholding provisions regarding taxes except in relation to the European Saving Directive (the “Directive”).  Withholding pursuant to the Directive, as implemented in the British Virgin Islands pursuant to The Mutual Legal Assistance in Tax Matters, Amendment Act (the “Act”) would only arise in relation to payments made to an individual resident in the European Union and if such payments were deemed interest under the Act.

F.  Dividends and Paying Agents

NOT APPLICABLE

G.  Statements by Experts

The financial statements of the Company as of February 28, 2010 and for the fiscal period ended February 28, 2010, included herein, have been audited by Li and Company, PC, independent registered public accounting firm, 178 Tamarack Circle, Skillman, NJ 08558, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.  Documents on Display

The Company’s Memorandum of Association and Articles of Association, attached hereto as Exhibits 1.1 and 1.2, respectively, are the only documents referred to in this Registration Statement.

I.  Subsidiary Information

NOT APPLICABLE

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.  Quantitative Information about Market Risk

NOT APPLICABLE

B.  Qualitative Information about Market Risk

NOT APPLICABLE

C.  Interim Periods

NOT APPLICABLE

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

None.

B.  Warrants and Rights

None.

C.  Other Securities

None.

D.  American Depository Shares

None.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NOT APPLICABLE

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE

ITEM 15.  CONTROLS AND PROCEDURES

NOT APPLICABLE

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

NOT APPLICABLE

ITEM 16B.  CODE OF ETHICS

NOT APPLICABLE

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

NOT APPLICABLE

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

NOT APPLICABLE

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NOT APPLICABLE

ITEM 16G.  CORPORATE GOVERNANCE

NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li and Company, PC is included herein immediately preceding the financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association

1.2	Articles of Association

15.1	Consent of Li & Company, PC

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

RICH MOUNTAIN ENTERPRISES LIMITED
/s/ Wei Guo

By: Wei Guo
Title: President and Director

Date:  April 12, 2010

Rich Mountain Enterprises Limited

February 28, 2010

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rich Mountain Enterprises Limited
Hong Kong, China

We have audited the accompanying balance sheet of Rich Mountain Enterprises Limited (the “Company”) as of February 28, 2010 and the related statements of operations, stockholder’s equity and cash flows for the period from January 5, 2010 (inception) through February 28, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 2010 and the results of its operations and its cash flows for the period from January 5, 2010 (inception) through February 28, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is currently inactive with no source of financing which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Li & Company, PC

Li & Company, PC

Skillman, New Jersey
April 6, 2010

Rich Mountain Enterprises Limited

Balance Sheet

February 28, 2010

ASSETS
CURRENT ASSETS:
Cash	$-
Stock subscription receivable	4,000

Total Current Assets	4,000

Total Assets	$4,000

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accrued expenses	$4,000

Total Current Liabilities	4,000

STOCKHOLDER’S EQUITY:
Common stock at $1.00 par value: 50,000 shares authorized, 50,000 shares issued and outstanding	50,000
Stock subscription receivable	(41,900)
Deficit accumulated during the development stage	(8,100)

Total Stockholder’s Equity	-

Total Liabilities and Stockholder’s Equity	$4,000

See accompanying notes to the financial statements.

Rich Mountain Enterprises Limited

Statement of Operations

For the Period from January 5, 2010 (inception) through February 28, 2010

OPERATING EXPENSES:
Professional fees	$7,000
General and administrative expenses	1,100

Total operating expenses	8,100

LOSS BEFORE TAXES	(8,100)

INCOME TAXES	-

NET LOSS	$(8,100)

NET LOSS PER COMMON SHARE
- BASIC AND DILUTED:	$(0.16)

Weighted common shares outstanding
- basic and diluted	50,000

See accompanying notes to the financial statements.

Rich Mountain Enterprises Limited

Statement of Stockholder’s Equity
For the Period from January 5, 2010 (Inception) through February 28, 2010

	Common Stock, $1.00 Par Value		Stock	Deficit Accumulated during the	Total
	Number of Shares	Amount	Subscription Receivable	Development Stage	Stockholders’ Deficit

Balance, January 5, 2010 (Inception)	-	$-	$-	$-	$-

Issuance of common stock for stock subscription receivable at $1.00 per share	50,000	50,000	(50,000)		-

Payments received from stock subscription receivable			8,100		8,100

Net loss				(8,100)	(8,100)

Balance, February 28, 2010	50,000	$50,000	$(41,900)	$(8,100)	$-

See accompanying notes to the financial statements.

Rich Mountain Enterprises Limited

Statement of Cash Flows

For the Period from January 5, 2010 (inception) through February 28, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,100)

Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Accrued expenses	4,000

NET CASH USED IN OPERATING ACTIVITIES	(4,100)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	4,100

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,100

NET CHANGE IN CASH	-

Cash at beginning of period	-

Cash at end of period	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$-

Income taxes paid	$-

See accompanying notes to the financial statements.

Rich Mountain Enterprises Limited
February 28, 2010
Notes to the Financial Statements

NOTE 1 - ORGANIZATION AND OPERATIONS

Rich Mountain Enterprises Limited (the “Company”), was incorporated on January 5, 2010 under the laws of the Territory of the British Virgin Islands (“BVI”). The Company is currently inactive and the purpose of the company is to seek merger and acquisition opportunities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern.

Fiscal year end

The Company elected February 28 as its fiscal year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company’s financial assets and liabilities, such as accrued expenses, approximate their fair values because of the short maturity of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at February 28, 2010, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 5, 2010 (inception) through February 28, 2010.

Revenue recognition

The Company’s future revenues will be derived principally from software enhancements and advertising to cellular telephone services. The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Net loss per common share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period. There were no potentially dilutive shares outstanding as of February 28, 2010.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Recently issued accounting pronouncements

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009. Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls. The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls. This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010. Commencing with its annual report for the fiscal year ending February 28, 2011, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	Of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-04 “Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99” which represents an update to section 480-10-S99, distinguishing liabilities from equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 – Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share – Amendments to Section 260-10-S99”,which represents technical corrections to topic 260-10-S99, Earnings per share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments -Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures Topic 820 – Investment in Certain Entities That Calculate Net Assets Value Per Share (or Its Equivalent)”, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be make by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities in paragraph 320-10-50-1B. The disclosures are required for all investments within the scope of the amendments in this update regardless of whether the fair value of the investment is measured using the practical expedient. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-01 “Equity Topic 505 – Accounting for Distributions to Shareholders with Components of Stock and Cash”, which clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share (“EPS”)). Those distributions should be accounted for and included in EPS calculations in accordance with paragraphs 480-10-25- 14 and 260-10-45-45 through 45-47 of the FASB Accounting Standards codification. The amendments in this Update also provide a technical correction to the Accounting Standards Codification. The correction moves guidance that was previously included in the Overview and Background Section to the definition of a stock dividend in the Master Glossary. That guidance indicates that a stock dividend takes nothing from the property of the corporation and adds nothing to the interests of the stockholders. It also indicates that the proportional interest of each shareholder remains the same, and is a key factor to consider in determining whether a distribution is a stock dividend.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-02 “Consolidation Topic 810 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, which provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to the following:

1.	A subsidiary or group of assets that is a business or nonprofit activity

2.	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture

3.	An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the following transactions even if they involve businesses:

1.	Sales of in substance real estate. Entities should apply the sale of real estate guidance in Subtopics 360-20 (Property, Plant, and Equipment) and 976-605 (Retail/Land) to such transactions.

2.
Conveyances of oil and gas mineral rights. Entities should apply the mineral property conveyance and related transactions guidance in Subtopic 932-360 (Oil and Gas-Property, Plant, and Equipment) to such transactions.

If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $8,100 at February 28, 2010, and had a net loss from operations and cash used in operations of $8,100 and $4,100 for the period from January 5, 2010 (inception) through February 28, 2010, respectively, with no revenues since inception.

While the Company is attempting to find an acquisition company, the Company’s cash position may not be sufficient enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds to support the Company’s daily operations.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – STOCKHOLDER’S EQUITY

Sale of common stock as stock subscription receivable

The Company was incorporated on January 5, 2010. Upon the formation, the Company issued 50,000 shares of its common stock to its founder at par value of $1.00 per share, or $50,000 for stock subscription receivable.

Payments received from stock subscription receivable

$4,100 of the stock subscription receivable was received as of February 25, 2010 to pay for the BVI incorporation filing fees and legal fees and $4,000 of the stock subscription receivable was received on March 12, 2010 to pay for the audit fees, which was reflected as an asset on the balance sheet.

NOTE 5 – RELATED PARTY TRANSACTION

Free office space

The Company has been provided office space by its President at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

NOTE 6 – INCOME TAXES

BVI income tax

Under the current BVI tax law, the Company’s income, if any, is not subject to taxation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date of February 28, 2010 through April 6, 2010, the date when the financial statements were issued to determine if they must be reported.  The Management of the Company determined that there were no reportable subsequent events to be disclosed.